                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   531918209
                                 (CUSIP Number)

    Michael T. Westermeyer, Allianz Life Insurance Company of North America
               1750 Hennepin Avenue South, Minneapolis, MN  55403
                                 (612) 347-6500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                February 5, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

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1  NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
       Allianz Life Insurance Company of North America        41-1366075
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                        (b) [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS
       WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                             [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Minnesota
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                                        7  SOLE VOTING POWER

   NUMBER OF                                   5,699,118 (1)
   SHARES                               --------------------------------------
   BENEFICIALLY                         8  SHARED VOTING POWER
   OWNED BY                                          0
   EACH                                 --------------------------------------
   REPORTING                            9  SOLE DISPOSITIVE POWER
   PERSON                                      5,699,118 (1)
   WITH                                 --------------------------------------
                                        10 SHARED DISPOSITIVE POWER
                                                     0
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,699,118 (1)
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
       (1)
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       24.7% (based on 23,088,776 shares outstanding on January 31, 1999)
       (1)
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
      IC, CO
------------------------------------------------------------------------------

(1) Does not include direct purchases over the next five years of newly issued Common Stock from the Issuer pursuant to the Stock Purchase Agreement.

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 6 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value, ("Common Stock") of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

         This amendment reflects additional purchases of the Issuer's Common Stock and an amendment to the Stock Purchase Agreement.

Item 2.   Identity and Background

         (a-c, f) This Amendment No. 6 to Schedule 13D is filed by Allianz Life Insurance Company of North America, a Minnesota corporation ("Allianz"). The principal business of Allianz is insurance. Allianz's principal office is located at 1750 Hennepin Avenue South, Minneapolis, Minnesota 55403.

         Allianz is a wholly owned subsidiary of Allianz of America, Inc.("AZOA"). Allianz Aktiengesellschaft Holding ("AZ AG") holds 90% of the voting securities of AZOA. AZ AG's business address is Koniginstrasse 28, 80802 Munich, Federal Republic of Germany. AZOA's business address is 55 Green Farms Road, Westport, Connecticut 06881.

The following information is provided with respect to each member of the Board of Management of AZ AG:

         Dr. Henning Schulte-Noelle
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Chairman of the Board of Management, AZ AG;
                  Director, President and Chief Executive Officer, AZOA
         Citizenship: German

         Detlev Bremkamp
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
         Citizenship: German

         Dr. Reiner Hagemann
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
         Citizenship: German

         Dr. Gerhard Rupprecht
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
         Citizenship: German

         Dr. Diethart Breipohl
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG;

                  Director, AZOA
         Citizenship: German

         Dr. Helmut Perlet
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
         Citizenship: German

         Herbert Hansmeyer
         Business Address: 777 San Marin Drive, Novato, CA 94998
         Principal occupation: Member of the Board of Management, AZ AG;
                  Director, AZOA; Chairman of the Board, Fireman's Fund Insurance Company ("FFIC")
         Citizenship: German

         The following information is provided with respect to each executive officer and director of AZOA:

         Dr. Henning Schulte-Noelle
         Business Address: Koniginstrasse 28, 80802 Munich, Germany
         Principal occupation: Chairman of the Board of Management,   AZ AG;
                  Director, President and Chief Executive Officer, AZOA
         Citizenship: German

         Lowell C. Anderson
         Business Address: Allianz Life Insurance Company of North America
                  1750 Hennepin Avenue South, Minneapolis, MN 55403.
         Principal Occupation: Chairman, President and Chief Executive Officer
                  of Allianz
         Citizenship:   U.S.A.

         Dr. Diethart Breipohl
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG;
                  Director, AZOA
         Citizenship: German

         Herbert Hansmeyer
         Business Address: 777 San Marin Drive, Novato, CA 94998
         Principal occupation: Member of the Board of Management, AZ AG;
                  Director, AZOA; Chairman of the Board, FFIC
         Citizenship: German

         David P. Marks
         Business Address: 55 Green Farms Road, Westport, CT 06881
         Principal occupation: Director, Chief Investment Officer and Secretary,
                  AZOA; Executive Vice President, FFIC
         Citizenship: U.S.A.

         Dr. Hans Jurgen Schinzler
         Business Address: 500 Lexington Avenue, New York, NY 10022 Principal occupation: Director, AZOA
         Citizenship: German

         Ronald M. Clark

         Business Address: 55 Green Farms Road, Westport, CT 06881 Principal occupation: Chief Operating Officer and Treasurer, AZOA
         Citizenship: U.S.A.

         Gary Brown
         Business address: 55 Greens Farms Road, Westport, CT 06881 Principal occupation: Vice President, Managing Director Public
                  Securities, AZOA
         Citizenship:  U.S.A.

         Wendell Kurtz
         Business address: 55 Greens Farms Road, Westport, CT 06881 Principal occupation: Vice President, Managing Director Commericial
                  Properties, AZOA
         Citizenship:  U.S.A.

         Ray Gebhardt
         Business address: 55 Greens Farms Road, Westport, CT 06881 Principal occupation: Assistant Secretary, AZOA
         Citizenship:  U.S.A.

         The following information is provided with respect to each director of
Allianz:

         Lowell C. Anderson
         Business Address: Allianz Life Insurance Company of North America
                  1750 Hennepin Avenue South, Minneapolis, MN 55403.
         Principal Occupation: Chairman, President and Chief Executive Officer
                  of Allianz
         Citizenship:   U.S.A.

         James R. Campbell
         Business Address: Norwest Bank Minnesota, N.A.
                  Norwest Center, Sixth and Marquette, Minneapolis, MN 55479 Principal Occupation: Chairman, Norwest Bank Minnesota, N.A.(a
                  commercial bank)
         Citizenship:   U.S.A.

         Reverend Dennis J. Dease
         Business Address: University of St. Thomas
                  2115 Summit Avenue, St. Paul, MN  55105
         Principal Occupation: President, University of St. Thomas
         Citizenship:   U.S.A.

         Herbert Hansmeyer
         Business Address: 777 San Marin Drive, Novato, CA 94998
         Principal occupation: Member of the Board of Management, AZ AG;
                  Director, AZOA
         Citizenship: German

         Dr. Jerry E. Robertson
         Business Address: 3M - Life Sciences, 3050 Minnesota World Trade
                  Center, 30 East Seventh Avenue, St. Paul, MN 55101 Principal Occupation: Retired Executive Vice President, 3M-Life
                  Sciences

         Citizenship:   U.S.A.

         Dr. Gerhard G. Rupprecht
         Business Address: Koniginstrasse 28, 80802 Munich, Germany Principal occupation: Member of the Board of Management, AZ AG
         Citizenship: German

         Michael P. Sullivan
         Business Address: International Dairy Queen, Inc.
                  7505 Metro Boulevard, Minneapolis, MN  55439
         Principal Occupation: President, Chief Executive Officer and Chairman
                of International Dairy Queen, Inc. (a food services corporation)
         Citizenship:   U.S.A.

         The names and positions of the executive officers of Allianz are as follows:

         Lowell C. Anderson, Chairman, President and Chief Executive Officer Thomas D. Barta, Second Vice President, Mass Marketing Controller Edward J. Bonach, Senior Vice President and Chief Financial Officer Carol J. Buteyn, Second Vice President, Mass Marketing
         Timothy W. Edelbrock, Second Vice President, Corporate Information
                  Systems
         Shannon D. Hendricks, Second Vice President, Corporate Controller and
                  Treasurer
         Paul M. Howman, Vice President, Underwriting
         Robert S. James, President, Individual Marketing
         James P. Kelso, Vice President, Mass Marketing
         Douglas M. Landry, Senior Vice President, Reinsurance
         James A. Lo Sapio, Vice President, Corporate Human Resources
         Thomas J. Lynch, Senior Vice President, Mass Marketing
         Carol B. Shaw, Second Vice President, Individual Marketing Actuary Timothy J. Tongson, Vice President, Individual Marketing
         Dr. Robert W. Watson, Vice President, Medical Director
         Michael T. Westermeyer, Vice President, Corporate Legal Officer
                  and Secretary
         Ronald L. Wobbeking, President, Mass Marketing

The business address for each executive officer is 1750 Hennepin Avenue South, Minneapolis, MN 55403, and each executive officer is a citizen of the United States.

         (d-e) During the last five years, neither Allianz, AZ AG or AZOA nor, to the best of Allianz's knowledge, their respective executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the shares of Common Stock (the "Additional Shares") purchased by Allianz as reported in Item 5(c) of this

Schedule 13D was $10,000,006.88, which purchase was financed by working capital funds of Allianz.

         On February 5, 1999, Allianz and the Issuer entered into Amendment No. 3 to Stock Purchase Agreement to extend the period of time during which Allianz Life may make open market purchases of up to 1,604,104 shares of Common Stock from within one year following February 6, 1998 to two years following February 6, 1998.

Item 4.   Purpose of the Transaction

         As described in Amendment No. 1 to Schedule 13D, Allianz previously purchased shares of Common Stock. In accordance with the Stock Purchase Agreement between Issuer and Allianz, Allianz has purchased the Additional Shares as described under Item 5(c) below (which description is incorporated in this item by reference).

Item 5.   Interest in Securities of the Issuer

         (a) As of the close of business on February 25, 1999, Allianz beneficially owned 5,699,118 shares of Common Stock or approximately 24.7% of the outstanding shares of Common Stock (based on 23,088,776 shares outstanding on January 31, 1999). Pursuant to the Stock Purchase Agreement, on February 12, 1999 Allianz purchased 395,062 shares of Common Stock from the Issuer for $10,000,006.88. The price per share for this purchase was $25.3125, which by agreement of the parties was $1.00 less than the per share price specified by the terms of the Stock Purchase Agreement.

         (b) Allianz has sole voting power and sole dispositive power as to the shares of Common Stock described in (a) above.

         (c) Pursuant to the Stock Purchase Agreement, on February 12, 1999 Allianz purchased 395,062 shares of Common Stock from the Issuer for $10,000,006.88. The price per share for this purchase was $25.3125, which by agreement of the parties was $1.00 less than the per share price specified by the terms of the Stock Purchase Agreement.

         Other than the acquisition of Common Stock described above, no transactions with respect to the Common Stock have been effected since August 4, 1998 by Allianz, Allianz Aktiengesellschaft Holding ("AZ AG"), Allianz of America, Inc. ("AZOA") or, to the best knowledge of Allianz, by any executive officer or director of Allianz, AZ AG or AZOA.

         (d) No other person is known by Allianz to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         On February 5, 1999, Allianz and the Issuer entered into Amendment No. 3 to Stock Purchase Agreement to extend the period of time during which Allianz Life may make open market purchases of up to 1,604,104 shares of

Common Stock from within one year following February 6, 1998 to two years following February 6, 1998.

         The term "Stock Purchase Agreement" refers to the Stock Purchase Agreement, as so amended.

Item 7    Material to be filed as Exhibits.

         Exhibit 1-Amendment No. 3 to Stock Purchase Agreement.

Signature
---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:    February 26, 1999

                                      ALLIANZ LIFE INSURANCE COMPANY OF
                                        NORTH AMERICA


                                      By  /s/ Michael T. Westermeyer
                                         ---------------------------------------
                                         Michael T. Westermeyer
                                         Vice President, Corporate Legal Officer
                                            and Secretary

                                 AMENDMENT NO. 3
                                       TO
                            STOCK PURCHASE AGREEMENT



         THIS AMENDMENT is made and entered into as of February 5, 1998 between LIFE USA HOLDING, INC., a Minnesota corporation (the "Company"), and ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, a Minnesota corporation ("Allianz").

                              W I T N E S S E T H:

         WHEREAS, the parties hereto have entered into the Stock Purchase Agreement dated January 13, 1998, as amended by Amendment No. 1 dated as of January 30, 1998 and Amendment No. 2 dated as of July 15, 1998, (the "Agreement" and all terms defined in the Agreement are used herein as defined in the Agreement); and

         WHEREAS, the parties wish to amend Section 11.2(a)(iii) of the Agreement,

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Amendment to Section 11.2(a)(iii) of the Agreement. Section 11.2(a)(iii) of the Agreement is amended in its entirety to read as follows:

         "(iii) open market purchases of up to 1,604,104 shares of Common Stock within two (2) years after the date of the Initial Closing,"

         2. Full Force and Effect. Except as expressly set forth herein, the Agreement as amended hereby shall continue in full force and effect in accordance with its terms.

         3. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

         4. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to the principles thereof regarding conflict of laws.

         IN WITNESS WHEREOF, the parties have executed this Agreement, each as of the date first above written.


                                        LIFE USA HOLDING, INC.


                                        By  /s/Mark A. Zesbaugh
                                           -------------------------------------
                                           Mark A. Zesbaugh, Executive
                                           Vice President and Chief
                                           Financial Officer


                                        ALLIANZ LIFE INSURANCE COMPANY OF
                                        NORTH AMERICA


                                        By  /s/Michael T. Westermeyer
                                           -------------------------------------
                                           Michael T. Westermeyer
                                           Vice President